Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2011, GameTech International, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of GameTech International, Inc.
(the Company), effective at the opening of the trading session on October 17, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staffs determination on August 2, 2011. The Company did not appeal the Staff determination to the Hearings
Panel. The Companys shares were suspended and the Staff determination to delist the Company became final on August 11, 2011.